Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
November 9, 2009

3.	News Release
November 9, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the third quarter ended September 30, 2009.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on September 30, 2009, the exchange rate was CAD$1.00=US$0.9340.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:                    Curtis Sikorsky
Title:                      Chief Financial Officer
Phone No.:            604-677-6905

9.	Date of Report
November 9, 2009

Per:	/s/ "Curtis Sikorksy"
Curtis Sikorksy,
Chief Financial Officer

Schedule "A"

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, November 9, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter ended September 30, 2009.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on September 30, 2009, the exchange rate was CAD$1.00=US$0.9340.

Results of Operations
We recorded a net loss of $0.4 million ($0.01 per common share) for the three months ended September 30, 2009 (“Q3-2009”), compared to a net loss of $11.8 million ($0.18 per common share) for the three months ended September 30, 2008 (“Q3-2008”).  The decrease in net loss for the current quarter was largely due to the recognition of deferred revenue related to the upfront payment of U.S.$60 million and milestone payment of U.S.$15 million from our collaborative partner Merck & Co., partially offset by a foreign exchange loss on translation of U.S. denominated net monetary assets into Canadian dollars for reporting purposes at period end.

Revenue for Q3-2009 was $21.1 million, an increase of $20.6 million from $0.5 million in Q3-2008.

Research and development expenditures were $10.3 million for Q3-2009, compared to $8.5 million for Q3-2008.  The increase is due to increased expenditures for vernakalant (iv) related to the ongoing Phase 3 European comparator study and for GED-aPC related to completing work on the Phase 1 clinical trial.  This increase was partially offset by decreased expenditures for vernakalant (oral) as development efforts for this program globally are now the responsibility of Merck.  General and administration expenditures for Q3-2009 were $4.7 million, compared to $4.8 million for Q2-2008.  Amortization for Q3-2009 was $0.8 million compared to $0.9 million for Q3-2008.  Interest and other income was $0.1 million for Q3-2009 and $0.2 million for Q3-2008.  Foreign exchange loss was $5.7 million in Q3-2009 compared to a foreign exchange gain of $1.7 million in Q3-2008.

Stock-based compensation, a non-cash item included in operating expenses, increased to $1.8 million for Q3-2009, as compared to $0.5 million for Q3-2008.

Liquidity and Outstanding Share Capital
At September 30, 2009, we had cash and cash equivalents of $84.4 million.  As of November 6, 2009, the Company had 60,163,911 common shares issued and outstanding, and 6,688,788 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $7.30 per share.  In October 2009, 2,272,727 Series A Preferred shares were converted to common shares on a 1-to-1 basis.  No Series A Preferred shares remain outstanding.  In October 2009, we announced that on expiry of a modified “Dutch auction” tender offer announced in August 2009, we purchased for cancellation 6,470,588 of our common shares at US$4.25 per share for an aggregate purchase price of U.S.$27.5 million.

Conference Call Notification
Cardiome will hold its quarterly teleconference and webcast at 9:00am Eastern (6:00am Pacific) on Monday, November 9, 2009.  To access the conference call, please dial 416-695-7806 or 888-789-9572 and reference conference 2345242.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 9, 2009.  Please dial 416-695-5800 or 800-408-3053 and enter code 3147267# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we, together with our collaborative partners, may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.